UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB
☐ Form N-SAR

For Period Ended: May 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LAZARE KAPLAN INTERNATIONAL INC.

Full Name of Registrant

Former Name if Applicable

19 West 44th Street

Address of Principal Executive Office (Street and Number)

New York, New York 10036
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Lazare Kaplan International Inc. (the “Company”) has determined that it is unable to timely file its Annual Report on Form 10-K (the “2014 Form 10-K”) for the fiscal year ended May 31, 2014 (“2014 Fiscal Year”).

As reported in prior Forms 12b-25 filed by the Company with the Securities and Exchange Commission, including with respect to the following Annual Reports and Quarterly Reports, the Company has been unable to resolve the material uncertainties concerning (a) the collectability and recovery of certain assets, and (b) the Company’s potential obligations under certain lines of credit and a guarantee (all of which, the “Material Uncertainties”):

Annual Reports:

Form 10-K for the fiscal year ended May 31, 2009 (“2009 Fiscal Year”)

Form 10-K for the fiscal year ended May 31, 2010 (“2010 Fiscal Year”)

Form 10-K for the fiscal year ended May 31, 2011 (“2011 Fiscal Year”)

Form 10-K for the fiscal year ended May 31, 2012 (“2012 Fiscal Year”)

Form 10-K for the fiscal year ended May 31, 2013 (“2013 Fiscal Year”)

Quarterly Reports:

Form 10-Q for the period ended August 31, 2009 (“Q1 2010”)

Form 10-Q for the period ended November 30, 2009 (“Q2 2010”)

Form 10-Q for the period ended February 28, 2010 (“Q3 2010”)

Form 10-Q for the period ended August 31, 2010 (“Q1 2011”)

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Form 10-Q for the period ended November 30, 2010 (“Q2 2011”)

Form 10-Q for the period ended February 28, 2011 (“Q3 2011”)

Form 10-Q for the period ended August 31, 2011 (“Q1 2012”)

Form 10-Q for the period ended November 30, 2011 (“Q2 2012”)

Form 10-Q for the period ended February 29, 2012 (“Q3 2012”)

Form 10-Q for the period ended August 31, 2012 (”Q1 2013”)

Form 10-Q for the period ended November 30, 2012 (“Q2 2013”)

Form 10-Q for the period ended February 28, 2013 (“Q3 2013”)

Form 10-Q for the period ended August 31, 2013 (“Q1 2014”)

Form 10-Q for the period ended November 30, 2013 (“Q2 2014”)

Form 10-Q for the period ended February 28, 2014 (“Q3 2014”)

Accordingly, the Company is currently unable to finalize its financial statements for the 2014 Fiscal Year or file its 2014 Form 10-K for that period. Additionally, the Company remains unable to finalize its financial statements or file the corresponding (i) Form 10-K for each of its 2009 Fiscal Year, 2010 Fiscal Year, 2011 Fiscal Year, 2012 Fiscal Year or its 2013 Fiscal Year, and (ii) Form 10-Q for each of Q1 2010, Q2 2010, Q3 2010, Q1 2011, Q2 2011, Q3 2011, Q1 2012, Q2 2012, Q3 2012, Q1 2013, Q2 2013, Q3 2013, Q1 2014, Q2 2014, or Q3 2014.

The Company intends to as promptly as practicable finalize and file all requisite financial and other information for the periods referenced above with the Securities and Exchange Commission, upon the earlier to occur of (a) the successful resolution of the Material Uncertainties or (b) the Company concluding (together with its Independent Public Accountants) that the Material Uncertainties have been resolved to such an extent that it can finalize its financial statements.

Please refer to the Forms 8-K filed by the Company on September 1, 2009, September 16, 2009, October 21, 2009, January 15, 2010, April 14, 2010, August 31, 2010, October 15, 2010, January 14, 2011, April 14, 2011, July 6, 2011, August 30, 2011, October 18, 2011, December 29, 2011, January 18, 2012, April 16, 2012, August 30, 2012, September 7, 2012, October 16, 2012, January 15, 2013, April 15, 2013, June 20, 2013, September 6, 2013, October 16, 2013, January 15, 2014 and April 15, 2014.

Forward-Looking Statements

The information provided in this Form 12b-25, including in this Part III and Part IV below, includes forward-looking statements, including, without limitation, statements regarding financial information, the estimated timing for the completion of the Company’s financial statements, the filing of the Company’s 2014 Form 10-K for the 2014 Fiscal Year and other annual and quarterly reports, and expectations regarding the Company’s legal proceedings and the Company’s anticipated licensing revenues.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual result to differ materially from those contained in any forward-looking statements.

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PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

William H. Moryto	(212)	972-9700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

As further detailed in Part III above, the Company has not yet filed its Annual Reports on Form 10-K for the 2009 Fiscal Year, 2010 Fiscal Year, 2011 Fiscal Year, 2012 Fiscal Year and 2013 Fiscal Year, or its Quarterly Reports on Form 10-Q for each of Q1 2010, Q2 2010, Q3 2010, Q1 2011, Q2 2011, Q3 2011, Q1 2012, Q2 2012, Q3 2012, Q1 2013, Q2 2013, Q3 2013, Q1 2014, Q2 2014, or Q3 2014.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, at this time, the Company is unable to resolve the remaining Material Uncertainties. As such, the Company cannot report its results of operations for the 2014 Fiscal Year, except as set forth below.

The Company anticipates that its reported results of operations for Fiscal 2014 will reflect significant changes from the corresponding period of the last fiscal year. However, the Company, at this time, can only give a reasonable estimate of its anticipated revenue for the 2014 Fiscal Year, which is subject to the completion of the Company’s audits for its fiscal years ended May 31, 2009, May 31, 2010, May 31, 2011, May 31, 2012, May 31, 2013 and May 31, 2014.

Revenue:

The Company anticipates revenue for the 2014 Fiscal Year of approximately $71.0 million, as compared to $68.2 million for the 2013 Fiscal Year.

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Net Sales:

The Company anticipates net sales for the 2014 Fiscal Year of approximately $54.3 million, as compared to net sales of $68.2 million for the 2013 Fiscal Year. The decrease in net sales primarily reflects a decrease in sales of commercial (non-branded) polished diamonds.

Other Revenue:

Other revenue for the 2014 Fiscal Year was $16.7 million. On September 13, 2013, the Company and the Gemological Institute of America (“GIA”) entered into a Settlement Agreement and a License Agreement. Pursuant to the Settlement Agreement, GIA made a one-time payment to the Company of Fifteen Million dollars ($15,000,000). Pursuant to the License Agreement the Company granted GIA a license to practice certain of the Company’s patents and GIA agreed to pay the Company a per inscription royalty until July 31, 2016. The Company anticipates that the range of potential future royalty payments associated with the License Agreement will not exceed 10% of revenue.

Current uncertain economic conditions continue to impact the sectors of the diamond and jewelry industry in which the Company operates. Rough diamond prices charged by producers have generally been rising ahead of polished diamond prices, placing significant pressure on diamond manufacturers, including the Company. In addition, the continued existence of its litigation with Antwerp Diamond Bank N.V. and KBC Bank N.V. and the inability of the Company to timely resolve the Material Uncertainties has adversely impacted the Company's ability to transact business in the ordinary course to the same extent and in the same manner as it did previously. This includes, without limitation, the ability of the Company to maintain and/or expand its operations.

LAZARE KAPLAN INTERNATIONAL INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 2, 2014	By: /s/ William H. Moryto
William H. Moryto, CFO and Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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